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RECD S.E.C.
NOV 28 2003
516

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50082 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **October 1, 2002** (MM/DD/YY) AND ENDING **September 30, 2003** MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**The Oak Ridge Financial Services Group Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**701 Xenia Avenue South, Suite 100**
(No. and Street)

| **Golden Valley** | **MN** | **55416** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Richard D. Husebo** **763-923-2200**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Schweitzer Karon & Bremer, LLC**
(Name - *if individual, state last, first, middle name*)

| **222 South 9th Street, Suite 1700** | **Minneapolis** | **MN** | **55402** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 02 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

8 12-31

# OATH OR AFFIRMATION

I, Richard D. Husebo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oak Ridge Financial Services Group, Inc. as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public


SUSANNE HAWKINS MILLER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.
# FINANCIAL REPORT
## September 30, 2003




SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

## CONTENTS



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors and Stockholder
The Oak Ridge Financial Services Group, Inc.
Golden Valley, Minnesota

We have audited the accompanying statement of financial condition of The Oak Ridge Financial Services Group, Inc. as of September 30, 2003 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of Oakridge Financial Group, Inc. as of September 30, 2002 and for the nine months then ended, were audited by other auditors whose report dated November 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of The Oak Ridge Financial Services Group, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
November 12, 2003

# THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.
## STATEMENTS OF FINANCIAL CONDITION

| September 30, | 2003 | 2002 |
|---|---|---|
| **ASSETS:** | | |
| Cash | $ 477,068 | $ 51,237 |
| Deposit with clearing organization | 325,282 | 401,818 |
| Receivable from: | | |
| Clearing organization | 163,152 | 9,386 |
| Employees | 65,150 | 2,660 |
| Other | 2,700 | 1,837 |
| Securities owned, at market value | 183,558 | 205,875 |
| Furniture and fixtures, net of accumulated depreciation of 2003 $300,755 and 2002 $234,755 | 153,597 | 199,035 |
| Goodwill | 1,114,336 | 1,114,336 |
| Other assets | 94,552 | 14,056 |
| **Total assets** | $ 2,579,395 | $ 2,000,240 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **LIABILITIES:** | | |
| Payable to: | | |
| Employees | $ 13,250 | $ 2,461 |
| Clearing organization | 0 | 119,472 |
| Securities sold but not yet purchased, at market value | 0 | 19,247 |
| Accounts payable and accrued expenses | 405,544 | 113,289 |
| Liabilities subordinated to claims of general creditors | 0 | 200,000 |
| **Total liabilities** | 418,794 | 454,469 |
| **COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 5)** | | |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, par value $.01 per share; authorized 1,000,000 shares: issued and outstanding 720 shares | 7 | 7 |
| Additional paid-in capital | 4,112,243 | 3,137,243 |
| Retained deficit | (1,951,649) | (1,591,479) |
| **Total stockholder's equity** | 2,160,601 | 1,545,771 |
| **Total liabilities and stockholder's equity** | $ 2,579,395 | $ 2,000,240 |

See Notes to Financial Statements.

# THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.
## NOTES TO FINANCIAL STATEMENTS

### Note 1. Nature of Business and Significant Accounting Policies

**Nature of business:**

The Oak Ridge Financial Services Group, Inc. is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the upper Midwest.

Oakridge Financial Services Group, Inc, (the Company), a wholly owned subsidiary of Oakridge Capital Group, Inc., formerly Equity Securities Investments, Inc. (Equity Securities) is a privately held, registered securities broker-dealer. In March 1997, the Company was formed as a wholly owned subsidiary of Equity Securities Trading Co., Inc. (Equity Trading), and capitalized with $1,000,000. Subsequent to the formation of Equity Securities, Equity Trading transferred its retail business to Equity Securities. Effective as of the opening of business on May 1, 1997, Equity Trading declared a stock dividend, distributing all of the outstanding shares of Equity Securities common stock to the shareholders of Equity Trading. Such distribution constituted a spin-off of Equity Trading. Immediately after the spin-off transaction, all of the outstanding shares of Equity Trading were sold to Southwest Securities Group, Inc. (Southwest).

Effective March 1, 2001, all of the outstanding shares of the Company were purchased by Oakridge Capital Group, Inc. (formerly Realco, Inc.) (the Parent), in exchange for the Parent's Series D preferred stock totaling $2,087,250. The excess of the purchase prices over the fair value of the net assets of $1,411,429 was recorded as goodwill. Goodwill was amortized on a straight-line basis over its estimated useful life of 15 years until January 2002.

**A summary of the Company's significant accounting policies follows:**

**Operating losses and management plans:**

The Company has to experienced revenue declines in recent years and has incurred net losses of $360,170 for the year ended September 30, 2003 and $943,678 for the nine months ended September 30, 2002. In addition, the Company used approximately $329,000 and $437,000 of cash in operations for the year ended September 30, 2003 and the nine months ended September 30, 2002, respectively. Currently, the Company does not generate enough revenue to support its cost structure. Management has made certain changes to improve its operations, including eliminating certain benefits, hiring more commission-based employees, and reducing certain commission rates. If this does not result in reaching a positive cash flow from operations and income, the Company may need to obtain financial support from the Parent, if available. In addition, two officers agreed to provide funding to the Company in the form of cash advances or subordinated loans through December 31, 2003, if necessary. The amounts provided by the two officers in the form of subordinated loans were repaid by the Company in January 2003. The Parent has contributed $975,000 and $800,000 to the Company in the form of equity during the year ended September 30, 2003 and the nine months ended September 30, 2002.

## Note 1. Nature of Business and Significant Accounting Policies (Continued)

**A summary of the Company's significant accounting policies follows: (continued)**

**Cash and cash equivalents:**

For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition. At times cash balances may be in excess of FDIC insurance limits.

**Receivables and credit policies:**

Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivables principally consist of interest bearing loans due two years from the date of employment. The employee receivables are stated at the principal amount plus any accrued and unpaid interest. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on nonaccrual status.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

**Goodwill:**

Effective January 1, 2002, the Company adopted SFAS No 141, Business Combinations and SAS No. 142, Goodwill and Other Intangible Assets. Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling-of-interest method of accounting is prohibited. except for transactions initiated before July 1,2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset, or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is a impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting. The Company evaluated its goodwill in conjunction with the adoption of SFAS No. 142 on January 1, 2002 and determined that there were no indicators of impairment since the estimated fair value of the Company was in excess of the net book value of the Company as of January 1, 2002. The Company obtained a valuation from an independent third-party appraiser. Valuation techniques included discounted cash flows and market comparables. The Company updated its analysis of goodwill impairment as of September 30, 2002 and determined that there was an indicator of impairment of its recorded goodwill; accordingly, the Company completed the second phase of impairment testing.

# THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.
## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

### Note 1. Nature of Business and Significant Accounting Policies (Continued)

**A summary of the Company's significant accounting policies follows: (continued)**

**Goodwill: (continued)**

Based on the impairment test, the Company recognized an impairment of approximately $200,000 as of September 30, 2002 to reduce the carrying value of goodwill to the implied fair value. The Company has not recorded a tax benefit for this adjustment as of the current operating performance of the Company requires the establishment of a reserve against the deferred tax asset created by this impairment. The impairment was required because economic conditions at the time of testing (including continued operating losses) reduced the estimated future expected performance of the Company. Under SFAS No. 142, an impairment adjustment recognized after adoption is required to be recognized as an operating expense.

**Securities transactions:**

Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the third business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at the estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

**Revenue recognition:**

Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Revenues on annuity insurance products are subject to refund for twelve months subsequent to the date received. Because of the uncertainty as to the likelihood of any refunds that may occur on these products, the Company has deferred the recognition of these revenues until the refund period has lapsed.

**Furniture and fixtures:**

Furniture and fixtures is recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to five years. Total depreciation expense $66,000 and $53,214 for the twelve months ended September 30, 2003 and the nine months ended September 31, 2002.

## Note 1. Nature of Business and Significant Accounting Policies (Continued)

***A summary of the Company's significant accounting policies follows: (continued)***

**Income taxes:**

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The temporary differences are primarily due to utilization of different depreciation methods for book and tax purposes and net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

The securities are as follows:

| | 2003 | 2002 |
|---|---|---|
| Securities owned: | | |
| Trading securities – corporate equities | $ 183,558 | $ 186,975 |
| Investment securities – corporate equities and nonmarketable securities | 0 | 18,900 |
| | $ 183,558 | $ 205,875 |
| Securities sold but not yet purchased - corporate equities | $ 0 | $ 19,247 |

## Note 3. Employee Benefit Plans

The Company has a contributory 401(k) profit sharing plan (the Plan) that covers substantially all employees. The Company's contributions to the Plan were equal to 100% of the amount of the employee contribution up to 3% of an employee's annual compensation until March 31, 2002, when the Company adopted a new plan and no longer matched employee contributions. Operations were charged approximately $18,000 for contributions to the plan for the period from January 1, 2002 to September 30, 2002.

## Note 4. Commitments and Contingencies

**Rental commitments:**

The Company leases office space under noncancelable operating leases. Minimum annual rental obligations are summarized as follows:

| Years ending September 30, | | |
|---|---|---|
| 2004 | $ | **214,073** |
| 2005 | | **214,073** |
| 2006 | | **178,394** |
| | $ | **606,540** |

The Company is also obligated to pay certain occupancy costs as defined in the leases. Rental expense charged to operations for office space for the periods from October 1, 2002 to September 30, 2003 and January 1, 2002 to September 30, 2002 was approximately $372,000 and $277,000, respectively.

**Letter of credit:**

A standby letter of credit was established for $96,250 in September 2002 with a variable interest rate, maturing March 16, 2004 with automatic one-year extensions through October 31, 2006. There is no outstanding balance on this letter of credit at September 30, 2003.

**Litigation:**

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

## Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2003, the Company's net capital of $546,708 was $296,708 in excess of the required net capital of $250,000 and the ratio of aggregate indebtedness to net capital was 0.77 to 1.

## Note 6. Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

## Note 7. Related Party Transactions

Balances with officers and owners are primarily due to trading activities in their own accounts, and expense reimbursement for expenses incurred on behalf of the Company. The $200,000 subordinated loan due to an officer at September 31, 2002 was repaid in January 2003 with interest of $13,968.

The Company clears securities transactions through Southwest. The Company paid clearing fees for these transactions of approximately $166,000 and $156,700 for the periods from October 1, 2002 to September 30, 2003 and from January 1, 2002 to September 3, 2003, respectively. As of September 30, 2003, the Company had a receivable of approximately $35,000.

## Note 8. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and options transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

## Note 9. Income Taxes

The Company had elected S corporation status until February 28, 2001 and any income or loss was recognized by the Company's stockholders on their personal tax returns. The accumulated deficit through February 28, 2001 was reclassified to additional paid-in capital during 2001.

From March 1, 2001 through September 30, 2003, the Company generated net operating losses of approximately $1,610,000 for federal tax purposes, which, if not used to offset future taxable income, will begin to expire in 2021. Future changes in the ownership of the Company may place limitations on the use of this net operating loss carryforward. A valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of using the tax benefit of the net operating loss carryforwards before they expire. The Company files a consolidated tax return with the Parent.

## Note 10. Major Customers

No customers provided more than 10% of total revenue in 2003 or 2002.

## Note 11. Liabilities Subordinated to Claims of General Creditors and Secured Demand Note

The Company entered into two $200,000 subordinated loan agreements in 2001 with an officer of the Company. The loan agreements were effective January 30, 2001 and October 15, 2001 with an interest rate of 10% and 8% per annum, respectively, and a maturity date of June 30, 2002 and November 30, 2002, respectively. Such borrowings are available in computing net capital pursuant to the Commission's Rule 15c3-1. One of the $200,000 notes was repaid in June 2002 and the other note was repaid in January 2003.

## Note 12. Clearing Organizations Deposit

The Company clears securities transactions with a related party, Southwest, and another organization. The Company has $125,011 on deposit with Southwest and $200,272 on deposit with the other organization at September 30, 2003 and had $200,026 on deposit with Southwest and $201,791 on deposit with the other organization at September 30, 2002.